

BigString Corporation

3 Harding Road, Suite F
Red Bank, New Jersey 07701


SEC MAIL
RECEIVED
PROCESSING
MAY 0 8 2007
185
SECTION

April 27, 2007

Dear Valued Stockholders,

As I reflect on both the accomplishments we have achieved and the hurdles we have overcome during 2006, it is hard to believe that it was only a few short years ago when BigString's email service was first introduced to the market based upon the concept of enabling users to have comprehensive control over their email, along with the added security and privacy which come with such control. To say that 2006 was an average year for BigString, would be to understate many of our achievements to date and the foundation which we have set for further achievements in 2007 and beyond. As such, I would like to take a moment to reflect on certain of these achievements in 2006.

In June 2006, BigString, through its wholly-owned subsidiary, BigString Interactive, launched a new interactive entertainment portal built around BigString's recallable, erasable and self-destructing email platform. BigString began its programming initiative in June 2006 with the debut of OurPrisoner, BigString's interactive Internet television reality program. The program featured a volunteer, who allowed the Internet audience to control every aspect of his life for six months live, on camera, 24 hours a day, seven days a week. Through BigString's interactive media platform, viewers voted to determine what he wore, what he ate, whom he dated, whom he talked to, what he watched on television, what music he listened to, and much more. OurPrisoner concluded its six month run in December 2006, with the most popular videos continuing to be accessed daily at www.OurPrisoner.com.

In December 2006, BigString launched a beta version of FindItAll.com, a video and photo search engine which BigString had acquired in May 2006. FindItAll.com, in conjunction with the Pixsy Media Search platform, provides Internet users a comprehensive search facility for online viral videos, television programs, news events, movies and movie trailers, music videos and other similar media. FindItAll.com's search function allows its users to search for photos and videos by relevance, category, provider or freshness, with the results provided in the form of thumbnail images. Also in December 2006, we acquired DailyLOL.com, a viral video website that provides humorous videos, games and pictures, which was launched as part of our interactive entertainment portal.

The year concluded with BigString launching its new email service, BigString Beta 2.0. This service provides, at no cost to its users, advanced spam filters, virus protection and large-storage, web-based email accounts. In addition to the equivalent features provided by competitors, BigString Beta 2.0 offers erasable, recallable and self destroying applications, non-printable and non-forwardable emails, set time or number of views (including 'view-once') and masquerading to protect the sender's privacy and security. BigString Beta 2.0 also allows a sender to view tracking reports that indicate when emails were opened by the recipient and how many times they were viewed. Senders can add, change and/or delete attachments before or after a recipient opened the email. In addition, BigString Beta 2.0 allows senders to direct emails to disintegrate in front of their recipient's eyes and allows senders to create, save and send self-destructing video email.

Of course, like most development stage companies, we also actively sought to raise funds for working capital. In May 2006, BigString issued a total of 400,000 shares of Series A Preferred Stock and warrants to purchase 1,000,000 shares of common stock to Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading, L.L.C., for an aggregate purchase price of $2,000,000. In the near term, we intend to continue to explore avenues of funding for working capital purposes as we actively work towards increasing our revenues though increased subscriptions, advertisements and market affiliations.

As we move forward in 2007, we continue to find new ways to promote our email services and the BigString brand. In January 2007, BigString launched Chinese versions of BigString.com's recallable, erasable and self-destructing email and video email service, available at BigString.cn. This launch has opened an enormous new market for our user-controllable email. With the launch of BigString in both traditional and modern Chinese, we have opened a significant avenue for further user growth.

This of course is only a brief summary of what BigString Corporation has accomplished to date as well as our plans for the future. I would encourage you to read the enclosed Annual Report on Form 10-KSB and Proxy Statement to learn more about your company and its accomplishments. Finally, I would like to conclude by thanking you, our stockholders, for the confidence that you have placed in us to manage your company. We look forward to great achievements in the years ahead.

Sincerely,



Darin M. Myman
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 000-51661

BIGSTRING CORPORATION

(Name of small business issuer in its charter)

Delaware	20-0297832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Harding Road, Suite F, Red Bank, New Jersey	07701
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (732) 741-2840

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.0001
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No__

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in rule 12b-2 of the Exchange Act). Yes___ No_X_

Revenues for the year ended December 31, 2006: $14,286.

The aggregate market value of the shares of the Registrant's common stock, par value $0.0001 per share, held by non-affiliates of the Registrant, as of March 21, 2007, was $11,539,643.

As of March 21, 2007, 46,935,125 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-KSB incorporates certain information by reference from the Registrant's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007. The Proxy Statement will be filed with the Securities and Exchange Commission (the "SEC") on or before April 30, 2007.

Transitional Small Business Disclosure Format (check one): Yes___ No_X_

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 10-KSB and other filings of the Registrant under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as information communicated orally or in writing between the dates of such filings, contains or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are the availability of working capital to fund our operations, the competitive market in which we operate, the efficient and uninterrupted operation of our computer and communications systems, our ability to generate a profit and execute our business plan, the retention of key personnel, our ability to protect and defend our intellectual property, the effects of governmental regulation and other risks identified in BigString's filings with the SEC from time to time, including our registration statement on Form SB-2 (Registration No. 333-135837), filed with the SEC on July 18, 2006, and the subsequent amendments and supplements thereto.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although the Registrant believes that the expectations reflected in the forward-looking statements contained herein are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Registrant, nor any other person, assumes responsibility for the accuracy and completeness of such statements. The Registrant is under no duty to update any of the forward-looking statements contained herein after the date of this Annual Report on Form 10-KSB.

BIGSTRING CORPORATION

INDEX TO FORM 10-KSB

PART I PAGE

Item 1. Description of Business 1

Item 2. Description of Property 8

Item 3. Legal Proceedings 8

Item 4. Submission of Matters to a Vote of Security Holders 8

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities 9

Item 6. Management's Discussion and Analysis or Plan of Operation 12

Item 7. Financial Statements 19

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure 19

Item 8A. Controls and Procedures 19

Item 8B. Other Information 19

PART III

Item 9.* Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act 20

Item 10.* Executive Compensation 20

Item 11.* Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 20

Item 12.* Certain Relationships and Related Transactions and Director Independence 20

Item 13. Exhibits 20

Item 14.* Principal Accountant Fees and Services 20

Signatures 21

* The information required under this Item is contained in the Registrant's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, and is incorporated herein by reference. The Proxy Statement will be filed with the SEC on or before April 30, 2007.

PART I

Item 1. Description of Business

Background

BigString Corporation ("BigString") was incorporated in the State of Delaware on October 8, 2003 under the name "Recall Mail Corporation." The company's name was formally changed to BigString Corporation in July 2005. BigString was formed to develop technology that would allow the user of email services to have comprehensive control, security and privacy relating to the email generated by the user. BigString currently has two wholly-owned subsidiaries, Email Emissary, Inc. ("Email Emissary") and BigString Interactive, Inc. ("BigString Interactive").

Email Emissary, incorporated in the State of Oklahoma on August 7, 2003, was acquired by BigString in July 2004; in September, 2006, all Email Emissary's assets, including its pending patent application, were transferred to BigString. Email Emissary is currently inactive.

BigString Interactive, incorporated in the State of New Jersey on January 20, 2006, was formed by BigString to develop technology relating to interactive web portals. BigString Interactive is currently BigString's only operating subsidiary.

BigString has developed an innovative email service that allows users to easily send, recall, erase, self-destruct and secure email transmissions, as well as provide additional privacy. The concept of recallable email was conceived a few years ago by one of BigString's founders and current President and Chief Executive Officer, Darin M. Myman. After inadvertently sending an email to a prospective client which contained sensitive pricing and customer information, Mr. Myman unfortunately learned that there was no way for him to retrieve the email before the prospective client had the opportunity to review the contents thereof. As a result of this frustrating experience, Mr. Myman and certain other members of BigString's management team focused on developing a technology that would allow users to have comprehensive control, security and privacy of their email. In March 2004, the BigString email service was introduced to the market.

Business Strategy

In the past several years, the email industry has migrated from an advertising model to a blended model that includes advertising and subscriptions. Email service providers now offer premium service products which include, among other features, value-added services such as advanced spam filters, advanced virus protection, additional storage, multiple email addresses and secure email. In addition to our free email service product, which includes the aforementioned features plus our proprietary features, we offer premium email service products and applications such as domain/vanity names, POP3 email client access (a protocol used to retrieve email from a mail server), advanced email management and campaign management tools, which are offered in several different packages at various prices and may be purchased by the users of our BigString email service.

BigString includes advertising with our email services. Advertisements are primarily displayed to users of our free service. Advertisements customarily include text and banner ads and are paid based on a mix of impressions, clicks and actions. BigString currently has agreements with a number of firms that provide advertising services. In the future, we may add additional types of advertisements and additional advertising service firms, as well as direct advertisers and sponsors, as we increase the monetization of our user base.

Certain internet service providers ("ISPs"), portals, social networks and content providers have started to use email as a tool to compete against each other. This strategy incorporates email as part of their offering because email is one of the most effective web applications in bringing users back to a site, multiple times a day, day after day. Many service providers have recently launched beta versions. These beta email developments consist primarily of storage and anti-spam/anti-virus filters. BigString continuously strives to provide a superior user experience with features that we believe exceed those of other providers. In addition, our unique email offering creates opportunities to provide email services for ISPs, portals, social networks and content providers as a tool to increase their revenues.

Email marketing is a very cost effective form of advertising. The low average cost per lead for email marketing (6% of that for direct mail) has created a rapidly growing service industry. Most firms outsource email marketing to service providers. Our new enterprise level offerings, *BigString Marketer Pro* and *BigString Marketer SMB*, allow for the sending of interactive video email commercials that can be programmed to self-destruct at a set time. This advertising medium permits advertisers to send video email messages and commercials to their customers that introduce a sense of urgency and excitement by creating time-sensitive video offers that self destruct. Interactive self-destructing video email commercials enable marketers to create a call for action that generally is not possible with traditional email marketing. We are pursuing marketing affiliations where we offer unique capabilities to existing email marketers as well as outsourced services to advertisers seeking call to action email marketing. It is anticipated that BigString's entrance into the enterprise software arena will open up new revenue opportunities for BigString.

Through our wholly-owned subsidiary, BigString Interactive, we launched a new interactive entertainment portal in June 2006, built around BigString's recallable, erasable and self-destructing email platform. BigString's entertainment portal, accessible to logged-in subscribers at *www.BigString.com*, contains streaming audio and video programming.

Promotion

We promote our email service and products through the Internet, including organic search, paid search, banners, blogs, social networks, video and other viral tactics, multimedia, print, and radio as well as through alliances with marketing affiliates and programs contained on our interactive entertainment portal, such as DailyLOL.com, FindItAll.com and the OurPrisoner interactive Internet television program which debuted on June 14, 2006 and concluded its six month run in December 2006.

We recently enhanced our promotion with marketing affiliation programs to include private label email services. BigString receives advertising revenue associated with these marketing affiliations. In conjunction with contracts to provide email services to marketing affiliates, BigString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates. As of March 21, 2007, we had affiliation agreements with organizations that serve over four million unique users a month.

Market Affiliations

We enter into market affiliations with other Internet companies regarding advertisements and other marketing promotions which can be accessed through our website. We currently have affiliations with ValueClick, Inc. and LinkShare Corporation. Through these marketing affiliations, advertisements, such as banner ads, are posted on our website and may be accessed by our users. In addition, advertising websites may be accessed directly through our website. Our marketing affiliates are obligated to pay us a portion of the revenue they receive from advertisers, as compensation for BigString's sale of promotional space on its website.

We generate revenue when our users access the advertisements or advertising websites and purchase products and services. In addition, we generate revenue based on the number of our users accessing advertisements and advertisers' websites. We also generate revenue based upon the number of impressions per advertisement.

Rewards Programs

In 2006, we ended our *Email Rewards Program* and *Shopper Rewards Program.* BigString believes that our internet marketing efforts deliver a greater return and greater selectivity in targeting market segments. We believe this will result in a higher return on our marketing budget.

Products and Services

BigString Email Service – BigString is a web-based, POP3 server, email service solution. Our patent pending technology provides a user with the ability to manage and control content sent by email. The user's email executes through the BigString server but such execution is transparent to the sender and recipients of the email.

A user of our BigString email services will have his, her or its email transposed from a text-based message through BigString's server, and an exact, replicated image of the email will be instantaneously streamed to the recipient. The recipient never actually receives the content, but only receives images of the content.

The user of the BigString email service and products can transparently edit, recall, cancel, and erase the email as well as insert or delete attachments, even after the email has been sent out and opened. All the subsequent changes by the sender will be completely transparent to the recipient. In addition, the sender has complete control over the life and duration of the email. The sender can have the email self-destruct or disappear after a defined number of views or after a certain time period.

In December 2006, BigString launched its new email service, BigString Beta 2.0. This service provides, at no cost to its users, advanced spam filters, virus protection and large-storage, web-based email accounts with features similar to those offered by AOL®, Yahoo®, Hotmail®, Google® and Comcast®. In addition to the equivalent features provided by competitors,

BigString Beta 2.0 offers erasable, recallable and self destroying applications, non-printable and non-forwardable emails, set time or number of views (including 'view-once') and masquerading to protect the sender's privacy and security. BigString Beta 2.0 also allows a sender to view tracking reports that indicate when emails were opened by the recipient, and how many times they were viewed. Senders can add, change and/or delete attachments before or after a recipient opened the email. In addition, BigString Beta 2.0 allows senders to direct emails to disintegrate in front of their recipient's eyes and allows senders to create, save and send self-destructing video email.

Products Offered – BigString currently offers its consumer, business and enterprise customers one of five varying packages:

- BigString Free (No Charge).
- BigString Premium ($29.95 per year).
- BigString Business ($149.95+ per year).
- BigString Marketer SMB (Small & Medium Businesses) ($499.95+ per year).
- BigString Marketer Pro (Enterprise level) ($20,000.00 per year + revenue share).

BigString Free provides all the features of BigString Beta 2.0, includes 1 GB of storage and permits the user to send unlimited emails per month. It is accessed by the user through the web as web-based email, or webmail, and each user is given one address. Individuals can signup for multiple "disposable" accounts. Wizards help users import previously saved contacts. To personalize their email, users can create an alias, create their own font, add signatures, add pictures to both their profile and their contacts' profiles, create multiple expire messages, and create custom templates with editable fields and then access the saved templates to save time while composing messages.

BigString Premium offers all the features of the *BigString Free* account, plus vanity domains (yourname@yourdomain.com), POP3 access using any email client (such as Outlook), 2GB of storage and 30 minute video email.

BigString Business offers all the features of the *BigString Premium* account, plus 10 email accounts, 20GB of storage, global filter notification and advanced email management. Small and medium sized businesses can customize the number of additional addresses and storage for an additional fee.

BigString Marketer Pro, released in January 2007, provides an enterprise marketing software application which allows for the sending of interactive video email commercials that can be programmed to self-destruct at a set time. Concurrently with the launch of *BigString Marketer Pro*, BigString also released its *BigString Marketer SMB* as a hosted video email marketing platform for small and medium size businesses. Customized video players, campaign wizards and tracking reports deliver tools for cost effective marketing.

With the BigString Beta 2.0 release in December 2006, BigString began compiling new email and webpage metrics. From December 2006, the month of our Beta 2.0 release, to March 21, 2007, product usage has grown among active users as follows:

Product	Growth
BigString Free	487%
BigString Premium	13%
BigString Business	218%

As of March 21, 2007, the ratio of email account sign-ins to web page visits in 2007 averaged 78%, with 27 million pages served. Users averaged 65 pages per sign-in and 141 pages per unique daily sign-in.

Technical and Customer Support – Customer support for BigString's email service and products is available in two different ways:

- Email Support. The ability for customers to contact BigString support through email.

- Phone Support. The ability for customers to contact BigString support via the telephone.

Historically, the customers of BigString's services and products have required very little support. BigString continuously reviews its support capabilities and updates and enhances such capabilities to meet the needs of the users of its products and services. In the future, BigString may outsource the support of its products and services to cost effective call centers or service providers.

Also available on the BigString website is a Frequently Asked Questions section and a comprehensive BigString User Guide. We believe that BigString's Frequently Asked Questions section and User Guide usually can resolve most of a user's problems. As our business grows and we introduce new products or enhancements to existing products, we expect our Frequently Asked Questions section and User Guide to be updated on a continuous basis.

Interactive Entertainment Portal

In June 2006, BigString, through its wholly-owned subsidiary, BigString Interactive, launched a new interactive entertainment portal built around BigString's recallable, erasable and self-destructing email platform. BigString's entertainment portal (which is accessible to logged-in users at *www.BigString.com*), contains streaming audio and video programming.

BigString began its programming initiative in June 2006 with the debut of OurPrisoner, BigString's interactive Internet television reality program. The program featured a volunteer, Mr. Kieran Vogel, who allowed the Internet audience to control every aspect of his life for six months live, on camera, 24 hours a day, seven days a week. Most aspects of Mr. Vogel's life in a suburban New Jersey home were streamed in real time and unedited. Through BigString's interactive media platform, viewers voted to determine what he wore, what he ate, whom he dated, whom he talked to, what he watched on television, what music he listened to, and much more. OurPrisoner concluded its six month run in December 2006. The most popular video clips were archived and continue to be accessed daily at www.OurPrisoner.com.

In December 2006, BigString launched a beta version of FindItAll.com, a video and photo search engine which BigString had acquired in May 2006. FindItAll.com, in conjunction with the Pixsy Media Search platform, provides Internet users a comprehensive search facility for online viral videos, television programs, news events, movies and movie trailers, music videos and other similar media. FindItAll.com's search function allows its users to search for photos and videos by relevance, category, provider or freshness, with the results provided in the form of thumbnail images. This differs from traditional search engines which focus entirely on relevance. The Pixsy Media Search platform provides FindItAll.com with technology that gives users the ability to search for videos from their favorite web providers including YouTube™, MetaCafe™, Revver®, StupidVideos.com, Addicting Clips™, Fandango®, iFilm®, Grouper®, Reuters®, Entertainment Weekly®, Hollywood.com®, MSNBC®, The New York Times®, and DailyLOL.

Also in December 2006, BigString acquired DailyLOL.com, a viral video website that provides humorous videos, games and pictures. DailyLOL.com was launched as part of the company's interactive entertainment portal.

Protection of Proprietary Rights

We rely on a combination of U.S. and foreign patent, copyright, trademark and trade secret laws to establish and protect our proprietary rights. In particular, we rely upon our patent application for Universal Recallable, Erasable, Secure and Timed Delivery Email, Serial No. 10/827,199; our service mark for the word "BigString, Serial No. 78336856; and the protection to our proprietary information afforded by the Lanham Act of 1946, 15 U.S.C. §§ 1051-1127; the Economic Espionage Act of 1996, 18 U.S.C. §1832; the Uniform Trade Secrets Act; as well as by common-law. If issued by the United States Patent and Trademark Office, the patent for Universal Recallable, Erasable and Timed Delivery Email will expire 20 years following the date our patent application was filed or on April 18, 2024. Our service mark will not expire provided that we continue to make routine filings to keep it current with the United States Patent and Trademark Office.

On November 24, 2006, BigString filed an application for registration with the United Stated Patent and Trademark Office for the trademark, "World's Coolest Email," serial number 77/050,503. As of March 21, 2007, the trademark application was pending.

Under the U.S. patent laws, our rights to the intellectual property which is the subject of our patent application may not be infringed upon by a third party. As we have applied for a patent, we may assert provisional rights as to the intellectual property covered thereby. BigString may obtain a reasonable royalty from a third party that infringes on an application claim, provided actual notice is given to the third party by BigString and a patent issues from the application with a substantially identical claim.

Market

We currently market to Internet users who seek to utilize the Internet as their source for e-mail services. Generally, our products and services can be readily accessed through the Internet and thus from virtually anywhere where the Internet is accessible. Email users access BigString's English language site, www.BigString.com, on a global basis, 24 hours a day. As of March 31, 2007, BigString email users reside in 111 countries, compared to 60 countries in December 2006. The top five countries by user are: United States 61%, Canada 7%, United Kingdom 7%, India 3%, and Australia 3%, followed by Germany, France, Italy, the Netherlands and the United Arab Emirates.

In January 2007, BigString launched Chinese versions of BigString.com's recallable, erasable, and self-destructing email and video email service. They are available at BigString.cn. This launch has opened an enormous new market for our user-controllable email. With the launch of BigString in both traditional and modern Chinese, the company has opened a significant avenue for further user growth. BigString brings privacy innovations which it believes are not generally available to Chinese users with any other email service. The recallable, erasable and self-destructing features in the company's regular email service are available in the Chinese version.

Competition

We have existing competitors for our businesses that have greater financial, personnel and other resources, longer operating histories, more technological expertise, more recognizable names and more established relationships in industries that we currently serve or may serve in the future. Increased competition, our inability to compete successfully against current or future competitors, pricing pressures or loss of market share could result in increased costs and reduced operating margins, which could harm our business, operating results, financial condition and future prospects. Many of these firms are well established, have reputations for success and have significantly greater financial, marketing, distribution, personnel, and other resources than us. Further, we may experience price competition, and this competition may adversely affect our financial position and results of operations or adversely affect our revenues and profitability.

The markets for our services are highly competitive. With limited barriers to entry we believe the competitive landscape will continue to increase both from new entrants to the market as well as from existing players. We remain focused on delivering better, more advanced and innovative services than our competitors.

Employees

We currently have eight full-time employees and one part-time employee. We believe that our relationship with these employees is satisfactory. We have not suffered any labor problems since our inception.

Advisory Board

In December 2006, BigString formed an Advisory Board to advise the company on operational matters, such as the implementation and operation of BigString Beta 2.0, DailyLOL.com and FindItAll.com, the company's marketing efforts and future business opportunities. There are currently two members who serve on the Advisory Board, Sidney Braginsky, former President and Chief Operating Officer of Olympus America Inc., Melville, New York; and J. Frederic Kerrest, former Director Business Development & Alliances of Salesforce.com, Inc., San Francisco, California.

Government Regulation

We do not currently face direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the U.S. and abroad with particular applicability to the Internet. It is possible that governments will enact legislation that may be applicable to us in areas including network security, encryption, data and privacy protection, electronic authentication or "digital" signatures, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues including property ownership, content, taxation, defamation and personal privacy is uncertain.

The majority of laws that currently regulate the Internet were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Violations of local laws may be alleged or charged by state or foreign governments, and we may unintentionally violate local laws. Local laws may be modified, or new laws enacted, in the future. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

Item 2. Description of Property

We occupy space at 3 Harding Road, Suites E and F, Red Bank, New Jersey 07701. Our Red Bank offices have approximately 3,750 square feet of office space. Our operating leases for these premises expire on May 31, 2007. The current monthly occupancy rate is a total of $5,315.00 per month. We believe that these facilities will be adequate to meet our requirements for the foreseeable future.

Item 3. Legal Proceedings

We are not a party to, and none of our property is the subject of, any pending legal proceedings. To our knowledge, no governmental authority is contemplating any such proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Market Information

Our common stock commenced quotation on the NASDAQ OTC Bulletin Board under the trading symbol "BSGC" on May 2, 2006. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the NASDAQ OTC Bulletin Board. Please note that this information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Year Ended December 31, 2006	High	Low
Second Quarter (Commenced May 2, 2006)	$0.86	$0.44
Third Quarter	$0.48	$0.25
Fourth Quarter	$0.77	$0.24

The NASDAQ OTC Bulletin Board is generally considered to be a less active and efficient market than the NASDAQ Global Market, the NASDAQ Capital Market or any national exchange and will not provide investors with the liquidity that the NASDAQ Global Market, the NASDAQ Capital Market or a national exchange would offer. As of March 21, 2007, the following were market makers for our common stock: American Capital Partners, LLC, Archipelago Trading Services, Inc., Citigroup Global Markets, Inc., Direct Edge ECN LLC, Domestic Securities, Inc., E*Trade Capital Markets LLC, Hill Thompson Magid and Co., Inc., Hudson Securities, Inc., Jefferies & Company, Inc., Knight Equity Markets, L.P., Merriman Curhan Ford & Co., Natexis Bleichroeder Inc., Pershing LLC, RBC Capital Markets Corp., Seton Securities Group, Inc., Sterne, Agee & Leach, Inc., The Vertical Trading Group, LLC, UBS Securities LLC, Vfinance Investments, Inc., Westminster Securities Corporation, and Wm. V. Frankel & Co., Inc.

As of March 21, 2007, the approximate number of registered holders of our common stock was 85; the number of outstanding shares of our common stock was 46,935,125; the number of outstanding shares of our Series A Preferred Stock was 400,000 (currently convertible into 4,000,000 shares of our common stock); and there were 3,893,545 shares of common stock subject to outstanding warrants, and 5,590,100 shares of common stock subject to outstanding stock options.

Dividends

It is anticipated that cash dividends will not be declared on BigString's common stock in the foreseeable future. Our dividend policy is subject to the discretion of our board of directors and depends upon a number of factors, including operating results, financial condition and general business conditions. Holders of common stock are entitled to receive dividends as, if and when declared by our board of directors out of funds legally available therefor. We may pay cash dividends if net income available to stockholders fully funds the proposed dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality and overall financial condition.

Details of Issuance of Shares of Our Common Stock in Connection with Acquisitions

On May 19, 2006, BigString completed the acquisition of certain assets, including two websites, from Robb Knie, a principal of Lifeline Industries, Inc. In consideration for the assets, BigString issued 750,000 shares of common stock to Mr. Knie. The market value of BigString's common stock at May 19, 2006 was $0.80 per share. BigString has also agreed to register the shares of common stock. In connection with the issuance of the common stock, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Details of Issuance of Shares of Our Common Stock and Grant of Warrants in Connection With Advisory Services

We periodically issue shares of our common stock, warrants and stock options in lieu of cash payments to consultants. On May 2, 2006, BigString issued 1,250,000 shares of common stock, a fully vested, five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $.48, and a fully vested, five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $1.00, in consideration for business consultant services to be provided by Lifeline Industries, Inc. The market value of BigString's common stock at May 2, 2006 was $0.82 per share. BigString also agreed to register the shares of common stock and the shares of common stock underlying the warrants. In connection with the issuance of the common stock and the warrants, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Details of Grants of Warrants in Connection With Advisory Services

On December 1, 2006, BigString granted warrants to the initial members of our Advisory Board, Sidney Braginsky and J. Frederic Kerrest. Each warrant provides for the purchase of 50,000 shares of BigString's common stock at an exercise price of $0.50 per share. The market value of BigString's common stock at December 1, 2006 was $0.36. Each of these warrants is due to expire on December 1, 2011. In connection with the issuance of the warrants, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Details of Issuance of Shares of Our Preferred Stock and Grant of Warrants to Investors

On May 19 2006, BigString issued a total of 400,000 shares of Series A Preferred Stock, par value $0.0001 per share, and warrants to purchase 1,000,000 shares of common stock to Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading, L.L.C., for an aggregate purchase price of $2,000,000. The shares of Series A Preferred Stock are convertible under certain circumstances into shares of common stock. The warrants are convertible into shares of common stock at an exercise price per share of $1.25 (market price $0.80 per share). BigString has registered the shares of common stock issuable upon conversion of the shares of Series A Preferred Stock and the shares of common stock underlying the warrants. In connection with the issuance of the Series A Preferred Stock and warrants, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Rule 506 of Regulation D of the Securities Act.

Details of Issuance of Stock Options to Consultants

On July 11, 2006, BigString approved the grant of a non-qualified stock option to purchase 575,100 shares of common stock to Kieran Vogel in connection with his participation in OurPrisoner, the interactive Internet television program available through the entertainment portal being operated by BigString's wholly-owned subsidiary, BigString Interactive. As of December 16, 2006, Mr. Vogel completed his obligation in connection with his participation in the OurPrisoner program and subsequently entered into a contractual relationship with BigString. The non-qualified stock option has a term of five years from July 11, 2006 and an exercise price of $0.32 per share. The market value of BigString's common stock at July 11, 2006 was $0.32. In connection with the issuance of the stock option, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Exercise of Warrants

During the year ended December 31, 2006, a total of 165,000 shares of common stock were purchased upon the exercise of warrants by the holders thereof. 100,000 shares of common stock were purchased by Frank Vallone, as of December 20, 2006; 50,000 shares of common stock were purchased by Barbara Musco, as of December 29, 2006; and 15,000 shares of common stock were purchased by Paul A. Levis, as of December 29, 2006. In connection with the issuance of these shares, BigString relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Repurchase of Our Shares of Common Stock

In May 2006, BigString redeemed 2,000,000 shares of common stock from each of Charles A. Handshy, Jr. and David L. Daniels, former officers and directors of BigString, and 2,000,000 shares of common stock from each of their spouses, June E. Handshy and Deborah K. Daniels, at a purchase price of $0.05 per share. As a result of these redemptions, BigString redeemed a total of 8,000,000 shares of outstanding common stock for an aggregate purchase price of $400,000.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis is intended to provide information about BigString's financial condition and results of operations for the years ended December 31, 2006 and 2005. This information should be read in conjunction with BigString's audited consolidated financial statements for the years ended December 31, 2006 and 2005, and the period October 8, 2003 (Date of Formation) through December 31, 2006, including the related notes thereto, which are included on pages F-2 through F-25 of this report.

Background

BigString was incorporated in the State of Delaware on October 8, 2003 under the name "Recall Mail Corporation." The company's name was formally changed to BigString Corporation in July 2005. BigString was formed to develop technology that would allow the user of email services to have comprehensive control, security and privacy relating to the email generated by the user. BigString currently has two wholly-owned subsidiaries, Email Emissary and BigString Interactive. BigString Interactive is currently BigString's only operating subsidiary.

Development Stage Company

BigString is considered a development stage enterprise as defined in the Financial Accounting Standards Board Statement No. 7, "*Accounting and Reporting for Development Stage Companies.*" BigString has limited revenue to date, continues to raise capital and there is no assurance that ultimately BigString will achieve a profitable level of operations.

Overview

In order for us to grow our business and increase our revenue, it is critical for us to attract and retain new customers. For us to increase our revenue, we need to establish a large customer base. The more users of our free email services provides us with more opportunities to sell our premium services, which could result in increased revenue. In addition, a large customer base may allow us to increase our advertising rates and attract other Internet based advertising and marketing firms to advertise and form marketing affiliations with us, which would result in increased advertising revenues.

Our development efforts in 2006 were primarily focused on the successful redesign of our email system, which was launched in December 2006 as BigString Beta 2.0. This release was a significant revision to the application to allow dynamic scalability, feature upgrades and improved user interfaces. We redesigned BigString's website as part of the upgrade. In conjunction with the release of BigString Beta 2.0, we completed the infrastructure build-out to handle millions of accounts with minimal human intervention.

In 2006, we added a financial and business development leader to the executive team. During the fourth quarter, we developed customer acquisition plans based upon market segment analysis and started promotional testing. Testing is expected to continue until the end of March 2007. We have refined our internet promotions and have lowered the cost of customer acquisition from 83% of targeted cost to 25% of targeted cost. In addition, we enhanced our marketing affiliation program to include our private label email service. This affiliation program successfully commenced in March 2007.

Certain criteria we review to measure our performance are set forth below:

- the number of first time users of our email services;
- the number of repeated users of our email services;
- the number of pages of our website viewed by a user;
- the number of free accounts;
- the number of paid accounts;
- the number of users of our free email services who purchase one of our premium product packages;
- the length of time between the activation of a free account and the conversion to a paid account;
- the number of paying customers at each product level; and
- the retention rate of customers, including the number of account closures and the number of refund requests.

In December 2006, with the launch of BigString Beta 2.0, we added additional criteria to measure our performance as set forth below:

- the acquisition cost per user for each of our email services;
- the cost and effectiveness for each of our promotional efforts;
- the revenue and effectiveness of advertisements we serve; and
- the revenue, impressions, clicks and actions per user.

In 2006, we formed BigString Interactive and launched a new interactive entertainment portal. We began our programming initiative in June 2006 with the debut of OurPrisoner, BigString's interactive Internet television reality program. OurPrisoner concluded its six month run in December 2006. The most popular video clips were archived and continue to be accessed daily at www.OurPrisoner.com. OurPrisoner allowed us to develop core video technology that has been incorporated into our enterprise email offerings. We also plan to leverage our experience with OurPrisoner in future BigString Interactive programs.

In December 2006, BigString launched a beta version of FindItAll.com, a video and photo search engine which BigString had acquired in May 2006. FindItAll.com, in conjunction with the Pixsy Media Search platform, provides Internet users a comprehensive search facility for online viral videos, television programs, news events, movies and movie trailers, music videos and other similar media. Also in December 2006, BigString acquired DailyLOL.com, a viral video website that provides humorous videos, games and pictures. DailyLOL.com was launched as part of the company's interactive entertainment portal.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon BigString's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires BigString to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, BigString evaluates its estimates, including those related to intangible assets, income taxes and contingencies and litigation. BigString bases its estimates on historical expenses and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

BigString believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition. BigString derives revenue from online services, electronic commerce, advertising and data network services. BigString also derives revenue from marketing affiliations. BigString recognizes revenue in accordance with the guidance contained in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements."

BigString recognizes online service revenue over the period that services are provided. Other revenues, which consist principally of electronic commerce and advertising revenues, as well as data network service revenues, are recognized as the services are performed. BigString recognizes these revenues as such because the services have been provided, the fees are fixed or determinable, and collectibility is reasonably assured. Unearned revenue consists primarily of prepaid electronic commerce and annual prepaid subscription fees billed in advance.

Consistent with the provisions of the Financial Accounting Standards Board (the "FASB") Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross As A Principal Versus Net As An Agent," BigString recognizes revenue associated with its advertising and marketing affiliation programs on a gross basis principally because BigString is the primary obligor. In connection with contracts to provide email services to marketing affiliates, BigString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates.

Consistent with EITF Issue No. 01-9, "Accounting for Considerations Given by a Vendor to a Customer (Including the Reseller of the Vendor's Product)," BigString accounts for cash considerations given to customers, for which it does not receive a separately identifiable benefit or cannot reasonable estimate fair value, as a reduction of revenue rather than an expense.

Accordingly, corresponding distributions to active users and distributions of referral fees are recorded as a reduction of gross revenue.

BigString records its allowance for doubtful accounts based upon an assessment of various factors, including historical experience, age of the accounts receivable balances, the credit quality of customers, current economic conditions and other factors that may affect customers' ability to pay.

Stock-Based Compensation. BigString has one stock-based compensation plan under which incentive and nonqualified stock options or rights to purchase stock may be granted to employees, directors and other eligible participants. Effective January 1, 2006, BigString accounts for stock-based compensation under Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." BigString adopted SFAS No. 123(R) using the modified prospective method. Under this modified prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation costs for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the required effective date are being recognized as the requisite service is rendered after the required effective date. The compensation cost for the portion of awards is based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123. Changes to the grant-date fair value of equity awards granted before the required effective date of this Statement are precluded. The compensation cost for those earlier awards is attributed to periods beginning on or after the required effective date of SFAS No. 123(R) using the attribution method that was used under SFAS No. 123, except that the method of recognizing forfeitures only as they occur was not continued. Prior to January 1, 2006, BigString accounted for stock option grants issued to employees and non-employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and had adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123." No options or warrants were granted to employees prior to 2006 and no pro forma presentation of net loss and net per share is included. BigString issues shares of its common stock, warrants to purchase common stock and non-qualified stock options to non-employees as stock-based compensation. BigString accounts for the services using the fair market value of the consideration issued.

Research and Development. BigString accounts for research and development costs in accordance with accounting pronouncements, including SFAS No. 2 "Accounting for Research and Development Costs," and SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." BigString has determined that technological feasibility for its software products is reached shortly before the products are released. Research and development costs incurred between the establishment of technological feasibility and product release have not been material and have accordingly been expensed when incurred.

Evaluation of Long-Lived Assets. BigString reviews property and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with the guidance provided in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified. Should the impairment loss be significant, the charge to operations could have a material adverse effect on BigString's results of operations and financial condition.

Intangible Assets. In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment at least annually. The valuation of intangible assets has been determined by management after considering a number of factors.

Accounting for Derivatives. BigString evaluates its options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related interpretations including EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

Results of Operations

For the Years Ended December 31, 2006 and 2005

Net Loss. For the year ended December 31, 2006, our net loss was $3,114,225, as compared to a net loss of $2,102,587 for the year ended December 31, 2005, primarily due to an increase in payroll expenses of approximately $530,000 relating to the development of email products and our interactive entertainment portal, and an increase of approximately $441,000 in professional fees relating to consulting and legal expenses.

Revenues. For the year ended December 31, 2006, our total revenues were $14,286, as compared to $6,747 in revenues for the year ended December 31, 2005. Of the revenues generated for the year ended December 31, 2006, $7,599 was generated from the purchase of our products and $6,687 was generated from advertisers, as compared to $6,419 from the purchase of our products and $328 from advertisers for the year ended December 31, 2005.

Expenses. Total expenses for the year ended December 31, 2006 were $3,165,861, a $1,040,014 increase over total expenses of $2,125,847 incurred in the year ended December 31, 2005, primarily due to increased development and administrative costs, professional fees and amortization expenses. This significant increase in expenses over the same prior year period was primarily attributable to an increase in payroll by approximately $530,000, relating to full-year average staffing of twelve employees in 2006 compared to full-year average staffing of four employees in 2005 as we completed the development of our email upgrade to BigString Beta 2.0, completed our infrastructure buildout, and launched our interactive entertainment portal. Consulting fees increased by approximately $343,000, relating to the operation of our business and our interactive entertainment portal, including the OurPrisoner interactive Internet television reality program. Legal expenses increased approximately $150,000, relating to the registration of our common stock for certain of our stockholders, corporate governance, asset acquisitions, private placements of securities and compliance with federal and state securities laws. Amortization expense increased approximately $76,300, relating to the amortization of the intangible assets (logos, websites and source codes) acquired by BigString through its acquisitions of FindItAll, AmericanMoBlog and DailyLOL in 2006. Increases in co-location hosting, rent and depreciation expenses were offset by decreases in corporate finance and accounting fees. Marketing and sales expenses for the years ended December 31, 2006 and 2005 were approximately flat, with a decrease in advertising expense of approximately $119,000 offset by marketing expense increases for the operation of our interactive entertainment portal and public relations.

Interest Income. Interest income was $37,350 for the year ended December 31, 2006, as compared to $16,513 for the year ended December 2005. This increase in interest income was primarily due to the significant increase in BigString's average cash balance resulting from a private placement conducted by BigString in May 2006.

Income Taxes. No tax provision has been recorded for 2006 and 2005 as a result of our accumulated operating losses.

For the Years Ended December 31, 2005 and 2004

Net Loss. For the year ended December 31, 2005, our net loss was $2,102,587, as compared to a net loss of $729,536 for the year ended December 31, 2004, primarily due to a $519,719 increase in amortization expense relating to the amortization of the intangible assets (patent application and trademark) acquired by BigString through its acquisition of Email Emissary, Inc. on July 16, 2004, and increased development and administrative costs and professional and consulting fees.

Revenues. For the year ended December 31, 2005, our total revenues were $6,747, as compared to $5,762 in revenues for the year ended December 31, 2004. Of the revenues generated for the year ended December 31, 2005, $6,419 was generated from the purchase of our products and $328 was generated from advertisers, whereas all of our revenue for the year ended December 31, 2004 was generated from the purchase of our products. We did not begin to generate revenue from the utilization of our BigString services and the purchase of our products until the third quarter of 2004.

Expenses. Total expenses for the year ended December 31, 2005 were $2,125,847, a $1,390,514 increase over total expenses of $735,333 incurred in the year ended December 31, 2004, primarily due to an increase in amortization expense and increased development and administrative costs and professional fees. This significant increase in expenses over the same prior year period was primarily attributable to a $519,719 increase in amortization expense relating to the amortization of the intangible assets (patent application and trademark) acquired by BigString through its acquisition of Email Emissary on July 16, 2004, an increase in payroll for such period by approximately $155,821, relating to the staffing of six full-time employees and one part-time employee with an average full-year staffing of four employees, an increase in legal expenses for such period by approximately $179,831, relating to our proposed transaction with UniverCell Holdings, Inc., which was terminated prior to completion in May of 2005, the registration of our common stock for certain of our stockholders and the preparation of BigString for compliance as a public reporting company under applicable federal securities laws, and the payment of approximately $199,187 in consulting fees relating to the operation of our business.

Interest Income. Interest income was $16,513 for the year ended December 31, 2005, as compared to $35 for the year ended December 2004. This increase in interest income was primarily due to the significant increase in BigString's cash balance resulting from several private placements conducted by BigString during the year ended December 31, 2005.

Income Taxes. No tax provision has been recorded for 2005 and 2004 as a result of our accumulated operating losses.

Liquidity and Capital Resources

Our operating and capital requirements have exceeded our cash flow from operations as we have been building our business. Since inception, we have expended approximately $2,987,000 for operating and investing activities, which has been primarily funded by investments of approximately $3,504,000 from our stockholders.

Our cash balance as of the year ended December 2006 was $517,074, which was a decrease of $303,783 from our cash balance of $820,857 as of December 31, 2005. This decrease to our cash balance was attributable to operating activities and investments exceeding net financing of $1,478,000 in 2006. BigString raised approximately $1,753,000 through private placements of its common stock in 2005, and in May 2006, sold 400,000 shares of BigString's Series A Preferred Stock and warrants to purchase 1,000,000 shares of BigString's common stock to Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading L.L.C. for an aggregate purchase price of $2,000,000. Corporate finance fees associated with the preferred stock and warrants totaled $140,000. We also received proceeds of $18,000 associated with the exercise of warrants in 2006.

Additionally, in May 2006, we redeemed 2,000,000 shares of our common stock from each of Charles A. Handshy, Jr. and David L. Daniels, former officers and directors of BigString, and 2,000,000 shares of our common stock from each of their spouses, June E. Handshy and Deborah K. Daniels, at a purchase price of $0.05 per share. As a result of these redemptions, we redeemed a total of 8,000,000 shares of our outstanding common stock for an aggregate purchase price of $400,000.

The accompanying consolidated financial statements have been prepared assuming BigString will continue as a going concern. As more fully explained in Note 2 to BigString's consolidated financial statements, BigString has a working capital deficit and has incurred losses since operations commenced. BigString's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and revenue to cover expenses as BigString continues to incur losses. These uncertainties raise substantial doubt about BigString's ability to continue as a going concern. BigString's consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties should BigString be unable to continue as a going concern.

BigString has completed significant development of its email service and has made adjustments to its cost structure, such as the elimination of expenses associated with the production of OurPrisoner and the reduction of a portion of compensation costs associated with development. BigString also expects sales, marketing and advertising expenses and cost of service to increase as we promote and grow our email service. However, if our revenue and cash balance is insufficient to fund the growth of our business, we may seek additional funds. There can be no assurance that such funds will be available to us or that adequate funds for our operations, whether from debt or equity financings, will be available when needed or on terms satisfactory to us. Our failure to obtain adequate additional financing may require us to delay or curtail some or all of our business efforts. Any additional equity financing may involve substantial dilution to our then-existing stockholders.

Our officers and directors have not, as of the date of this filing, loaned any funds to BigString. There are no formal commitments or arrangements to advance or loan funds to BigString or repay any such advances or loans.

Item 7. Financial Statements

The consolidated financial statements and supplementary data of BigString called for by this item are submitted under a separate section of this report. Reference is made to the Index of Financial Statements contained on page F-1 herein.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-KSB, BigString carried out an evaluation of the effectiveness of the design and operation of BigString's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of BigString's management, including BigString's President and Chief Executive Officer and BigString's Chief Financial Officer, who concluded that BigString's disclosure controls and procedures are effective. There has been no significant change in BigString's internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, BigString's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in BigString's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in BigString's reports filed under the Exchange Act is accumulated and communicated to management, including BigString's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 8B. Other Information

None.

PART III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance With Section 16(a) of the Exchange Act

The information required under this Item with respect to BigString's directors and executive officers is contained in BigString's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, under the captions "Election of Directors," "Compliance with Section 16(a) of the Securities Exchange Act" and "Executive Officers" and is incorporated herein by reference.

Item 10. Executive Compensation

The information required under this Item with respect to executive compensation is contained in BigString's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, under the captions "Executive Compensation" and "Director Compensation" and is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Items 201(d) and 403 of Regulation S-B is contained in BigString's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, under the captions "Securities Authorized for Issuance under Equity Compensation Plan" and "Principal Stockholders and Security Ownership of Management" and is incorporated herein by reference.

Item 12. Certain Relationships and Related Transactions and Director Independence

The information required by this item is contained in BigString's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, under the caption "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated herein by reference.

Item 13. Exhibits

Reference is made to the Index of Exhibits beginning on page E-1 herein.

Item 14. Principal Accountant Fees and Services

The information required by this item is contained in BigString's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 30, 2007, under the caption "Principal Accountant Fees and Services" and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIGSTRING CORPORATION

Date: March 29, 2007

By: /s/ Darin M. Myman
Darin M. Myman
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Darin M. Myman and Adam M. Kotkin and each of them, his true and lawful attorneys-in-fact and agents for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-KSB, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date
/s/ Darin M. Myman Darin M. Myman	President and Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2007
/s/ Robert DeMeulemeester Robert DeMeulemeester	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 29, 2007
/s/ Adam M. Kotkin Adam M. Kotkin	Chief Operating Officer and Director	March 29, 2007
/s/ Marc W. Dutton Marc W. Dutton	Director	March 29, 2007
/s/ Todd M. Ross Todd M. Ross	Director	March 29, 2007
/s/ Lee Rosenberg Lee Rosenberg	Director	March 29, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BIGSTRING CORPORATION
AND SUBSIDIARIES

(A Development Stage Company)

Report of Independent Registered Public Accounting Firm F-2

Consolidated Balance Sheets at December 31, 2006 and 2005 .... F-3

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005, and the period October 8, 2003 (Date of Formation) through December 31, 2006 .... F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006 and 2005, and the period October 8, 2003 (Date of Formation) through December 31, 2006 .... F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005, and the period October 8, 2003 (Date of Formation) through December 31, 2006 .... F-7

Notes to Consolidated Financial Statements F-8

[LETTERHEAD OF WIENER, GOODMAN & COMPANY, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BigString Corporation
Red Bank, New Jersey

We have audited the accompanying consolidated balance sheets of BigString Corporation (formerly Recall Mail Corporation) and subsidiaries (collectively, the "Company") (a development stage company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the Company's consolidated financial statements, the Company has a working capital deficit and has incurred losses since operations commenced. The Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and revenue to cover expenses as the Company continues to incur losses. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.

/s/ Wiener, Goodman & Company, P.C.

WIENER, GOODMAN & COMPANY, P.C.
Eatontown, New Jersey

March 29, 2007

BIGSTRING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(A DEVELOPMENT STAGE COMPANY)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 517,074	$ 820,857
Accounts receivable – net of allowance	1,736	789
Prepaid expenses and other current assets	4,625	23,981
Total current assets	523,435	845,627
Property and equipment – net	214,612	74,460
Intangible assets – net	2,979,451	3,402,786
Other assets	8,872	6,579
TOTAL ASSETS	$ 3,726,370	$ 4,329,452
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 83,179	$ 70,418
Accrued expenses	125,179	55,259
Unearned revenue	4,681	5,064
Total current liabilities	213,039	130,741
Stockholders' equity:		
Preferred stock, $.0001 par value – authorized 1,000,000 shares; outstanding 400,000 and 0 shares, respectively	40	--
Common stock, $.0001 par value – authorized 249,000,000 shares; outstanding 46,935,125 and 52,770,125 shares, respectively	4,694	5,277
Additional paid in capital	9,980,762	7,055,124
Subscription receivable	(16,250)	--
Deficit accumulated during the development stage	(6,455,915)	(2,861,690)
Total stockholders' equity	3,513,331	4,198,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,726,370	$ 4,329,452

See notes to consolidated financial statements.

BIGSTRING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(A DEVELOPMENT STAGE COMPANY)

	Year Ended December 31,		Period October 8, 2003 (Date of Formation) Through
	2006	2005	December 31, 2006
Net sales	$ 14,286	$ 6,747	$ 26,795
Costs and expenses:			
Selling, general and administrative expenses	2,129,526	1,165,847	3,620,008
Amortization of intangibles	1,036,335	960,000	2,436,616
	3,165,861	2,125,847	6,056,624
Loss from operations	(3,151,575)	(2,119,100)	(6,029,829)
Interest income	37,350	16,513	53,914
Net loss	$(3,114,225)	$(2,102,587)	$(5,975,915)
Loss per common share – basic and diluted	$ (0.07)	$ (0.04)	
Weighted average common shares outstanding – basic and diluted	49,363,673	47,081,854	

See notes to consolidated financial statements.

BIGSTRING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(A DEVELOPMENT STAGE COMPANY)

	Total	Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Retained Earnings
		No. of Shares	Amount	No. of Shares	Amount			
Balance, October 8, 2003	$ --	--	$ --	--	$ --	$ --	$ --	$ --
Issuance of common stock (at $.0001 per share)	--	--	--	21,210,000	2,121	(2,121)	--	--
Contribution of capital	45,000	--	--	--	--	45,000	--	--
Sale of common stock (at $0.25 per share)	--	--	--	40,000	4	9,996	(10,000)	--
Net loss	(29,567)	--	--	--	--	--	--	(29,567)
Balance, December 31, 2003	15,433	--	--	21,250,000	2,125	52,875	(10,000)	(29,567)
Sale of common stock (at $0.25 per share)	227,500	--	--	870,000	87	217,413	10,000	--
Issuance of common stock for services (valued at $0.21 per share)	39,251	--	--	185,000	19	39,232	--	--
Issuance of common stock for acquisition (valued at $0.24 per share)	4,800,000	--	--	20,000,000	2,000	4,798,000	--	--
Issuance of warrants for services (valued at $0.07 per share)	3,500	--	--	--	--	3,500	--	--
Net loss	(729,536)	--	--	--	--	--	--	(729,536)
Balance, December 31, 2004	4,356,148	--	--	42,305,000	4,231	5,111,020	--	(759,103)
Sale of common stock (at $0.25 per share)	230,500	--	--	922,000	92	230,408	--	--
Exercise of warrants (at $0.25 per share)	11,250	--	--	45,000	4	11,246	--	--
Issuance of common stock for services (valued at $0.25 per share)	12,500	--	--	50,000	5	12,495	--	--
Sale of common stock (at $0.16 per share)	1,511,700	--	--	9,448,125	945	1,510,755	--	--
Issuance of warrants for services (valued at $0.07 per share)	179,200	--	--	--	--	179,200	--	--
Net loss	(2,102,587)	--	--	--	--	--	--	(2,102,587)
Balance, December 31, 2005	4,198,711	--	--	52,770,125	5,277	7,055,124	--	(2,861,690)
Redemption of shares from stockholders (at $0.05 per share)	(400,000)	--	--	(8,000,000)	(800)	(399,200)	--	--

BIGSTRING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(A DEVELOPMENT STAGE COMPANY)
(Continued)

	Total	Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Retained Earnings
		No. of Shares	Amount	No. of Shares	Amount			
Issuance of common stock for consulting services (valued at $0.82 per share)	1,025,000	--	--	1,250,000	125	1,024,875	--	--
Deferred stock-based compensation	(1,025,000)	--	--	--	--	(1,025,000)	--	--
Stock-based compensation expense	314,250	--	--	--	--	314,250	--	--
Issuance of warrants for consulting services (valued at $0.08, $0.18 and $0.42 per share)	36,595	--	--	--	--	36,595	--	--
Issuance of common stock for website acquisition (valued at $0.80 per share)	600,000	--	--	750,000	75	599,925	--	--
Sale of preferred stock (at $.0001 per share)	1,860,000	400,000	40	--	--	1,859,960	--	--
Dividends resulting from the allocation of proceeds for the beneficial conversion feature of the preferred stock	--	--	--	--	--	480,000	--	(480,000)
Exercise of warrants (at $0.16, $0.20 and $0.25 per share)	18,000	--	--	165,000	17	34,233	(16,250)	--
Net loss	(3,114,225)	--	--	--	--	--	--	(3,114,225)
Balance, December 31, 2006	$ 3,513,331	400,000	$ 40	46,935,125	$ 4,694	$ 9,980,762	$ (16,250)	$ (6,455,915)

See notes to consolidated financial statements.

BIGSTRING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(A DEVELOPMENT STAGE COMPANY)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Period October 8, 2003 (Date of Formation) Through December 31, 2006
Cash flows from operating activities:			
Net loss	$(3,114,225)	$(2,102,587)	$(5,975,915)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation of property and equipment	38,270	7,555	47,677
Amortization of intangibles	1,036,335	960,000	2,436,616
Stock-based compensation	350,845	191,700	585,296
Changes in operating assets and liabilities:			
(Increase) in accounts receivable, net	(947)	--	(1,736)
Decrease (increase) in prepaid expenses and other assets	17,063	(29,649)	(13,497)
Increase in accounts payable	12,761	67,798	83,179
Increase in accrued expenses and other liabilities	69,920	22,741	122,113
(Decrease) increase in unearned revenue	(383)	700	4,681
Net cash used in operating activities	(1,590,361)	(881,742)	(2,711,586)
Cash flows from investing activities:			
Purchase of property and equipment	(178,422)	(64,659)	(262,290)
Acquisitions	(13,000)	--	(13,000)
Net cash used in investing activities	(191,422)	(64,659)	(275,290)
Cash flows from financing activities:			
Proceeds from issuance of preferred stock	1,860,000	--	1,860,000
Proceeds from issuance of common stock	18,000	1,753,450	2,043,950
Payments for redemption of common stock	(400,000)	--	(400,000)
Net cash provided by financing activities	1,478,000	1,753,450	3,503,950
Net (decrease) increase in cash	(303,783)	807,049	517,074
Cash – beginning of year	820,857	13,808	--
Cash – end of year	$ 517,074	$ 820,857	$ 517,074
Supplementary information:			
Details of acquisitions:			
Fair value of assets acquired	$ --	$ --	$ 2,790
Fair value of liabilities assumed	--	--	(5,857)
Intangibles	613,000	--	5,416,067
Common stock issued for website	$ 600,000	$ --	$ 5,400,000
Cash issued to effect acquisition	$ 13,000	$ --	$ 13,000
Stock-based compensation:			
Common stock issued for services	$ 227,777	$ 12,500	$ 279,528
Common stock options issued for services	86,473	--	86,473
Common stock warrants issued for services	36,595	179,200	219,295
	$ 350,845	$ 191,700	$ 585,296

See notes to consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND THE PERIOD OCTOBER 8, 2003 (DATE OF FORMATION) THROUGH DECEMBER 31, 2006

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

BigString Corporation ("BigString") was incorporated in the State of Delaware on October 8, 2003 under the name "Recall Mail Corporation." The company's name was formally changed to "BigString Corporation" in July 2005. BigString was formed to develop technology that would allow the user of email services to have comprehensive control, security and privacy relating to the email generated by the user. In March 2004, the BigString email service was introduced to the market.

BigString currently has two wholly-owned subsidiaries, Email Emissary, Inc. ("Email Emissary") and BigString Interactive, Inc. ("BigString Interactive").

Email Emissary, incorporated in the State of Oklahoma, was acquired by BigString in July 2004; in September 2006, all of Email Emissary's assets, including its pending patent application, were transferred to BigString. Email Emissary is currently inactive.

BigString Interactive, incorporated in the State of New Jersey, was formed by BigString in early 2006 to develop technology relating to interactive web portals. BigString Interactive is currently BigString's only operating subsidiary.

BigString is considered a development stage enterprise as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting for Development Stage Companies," issued by the Financial Accounting Standards Board (the "FASB"). BigString has limited revenue to date, continues to raise capital and there is no assurance that ultimately BigString will achieve a profitable level of operations.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of BigString and its subsidiaries, all of which are wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, BigString evaluates its estimates. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents include short-term investments in United States treasury bills and commercial paper with an original maturity of three months or less when purchased. At December 31, 2006 and December 31, 2005, cash equivalents approximated $510,000 and $814,000, respectively.

CERTAIN RISKS AND CONCENTRATION

Financial instruments which potentially subject BigString to concentrations of credit risk consist principally of temporary cash investments. BigString places its temporary cash investments with established financial institutions.

Online service revenues consist primarily of prepaid electronic commerce and subscription fees billed and paid in advance.

Accounts receivable are typically unsecured and are primarily derived from advertising revenues earned from customers in the United States, Europe and Asia. Advertising revenues generated through an advertising services firm accounted for 40% and 0% of revenues for the years ended December, 31 2006 and 2005, respectively. No other single advertising services firm or customer generated greater than 10% of revenues in these periods.

REVENUE RECOGNITION

BigString derives revenue from online services, electronic commerce, advertising and data network services. BigString also derives revenue from marketing affiliations. BigString recognizes revenue in accordance with the guidance contained in the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements."

BigString recognizes online service revenue over the period that services are provided. Other revenues, which consist principally of electronic commerce and advertising revenues, as well as data network service revenues, are recognized as the services are performed. BigString recognizes these revenues as such because the services have been provided, the fees are fixed or determinable, and collectibility is reasonably assured. Unearned revenue consists primarily of prepaid electronic commerce and annual prepaid subscription fees billed in advance.

Consistent with the provisions of the FASB's Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," BigString recognizes revenue associated with its advertising and marketing affiliation programs on a gross basis principally because BigString is the primary obligor. In connection with contracts to provide email services to marketing affiliates, BigString may be obligated to make payments, which may represent a portion of revenue, to its marketing affiliates.

Consistent with EITF Issue No. 01-9, "Accounting for Considerations Given by a Vendor to a Customer (Including the Reseller of the Vendor's Product)," BigString accounts for cash considerations given to customers, for which it does not receive a separately identifiable benefit or cannot reasonable estimate fair value, as a reduction of revenue rather than an expense.

Accordingly, corresponding distributions to active users and distributions of referral fees are recorded as a reduction of gross revenue.

BigString records its allowance for doubtful accounts based upon an assessment of various factors, including historical experience, age of the accounts receivable balances, the credit quality of customers, current economic conditions and other factors that may affect customers' ability to pay. Reserves for the years ended December, 31 2006 and 2005 were not material.

DEPRECIATION

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over their estimated useful lives of these assets.

STOCK-BASED COMPENSATION

BigString has one stock-based compensation plan under which incentive and nonqualified stock options or rights to purchase stock may be granted to employees, directors and other eligible participants. Effective January 1, 2006, BigString accounts for stock-based compensation under SFAS No. 123(R), "Share-Based Payment." BigString adopted SFAS No. 123(R) using the modified prospective method. Under this modified prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation costs for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the required effective date are being recognized as the requisite service is rendered after the required effective date. The compensation cost for the portion of awards is based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS No. 123. Changes to the grant-date fair value of equity awards granted before the required effective date of SFAS No. 123(R) are precluded. The compensation cost for those earlier awards is attributed to periods beginning on or after the required effective date of SFAS No. 123(R) using the attribution method that was used under SFAS No. 123, except that the method of recognizing forfeitures only as they occur was not continued. Prior to January 1, 2006, BigString accounted for stock option grants issued to employees and non-employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and had adopted the disclosure only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123." No options or warrants were granted to employees prior to 2006 and no pro forma presentation of net loss and net per share is included.

BigString issues shares of common stock to non-employees as stock-based compensation. BigString accounts for the services using the fair market value of the consideration issued. For the years ended December 31, 2006 and 2005, BigString recorded compensation expense of $227,777 and $12,500, respectively, in connection with the issuance of these shares. For the period October 8, 2003 (Date of Formation) through December 31, 2006, BigString recorded compensation expense of $279,528 in connection with the issuance of these shares.

BigString issues stock purchase warrants to non-employees as stock-based compensation. The fair value of the stock purchase warrants are estimated on the date of grant using the Black-Scholes option-pricing model. For the year ended December 31, 2006, BigString issued 1,550,000 stock purchase warrants and recorded compensation expense of $36,595. For the year ended December 31, 2005, BigString issued stock purchase warrants to purchase 2,543,545 shares of common stock and recorded compensation expense of $179,200. For the period October 8, 2003 (Date of Formation) through December 31, 2006, BigString recorded compensation expense of $219,295 in connection with the issuance of stock purchase warrants.

BigString also issues stock options to purchase common stock to employees, directors and vendors as stock-based compensation. The fair values of the stock options are estimated on the date of grant using the Black-Scholes option-pricing model. For the year ended December 31, 2006, BigString issued a vendor non-qualified stock options to purchase 575,100 shares of common stock and recorded compensation expense of $47,775. For the year ended December 31, 2006, BigString also issued employees and directors qualified and non-qualified stock options to purchase 5,020,000 shares of common stock and recorded compensation expense of $38,698. BigString did not grant stock options prior to 2006.

INCOME TAXES

BigString accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of reported assets and liabilities.

The principal items giving rise to deferred taxes are timing differences between book and tax amortization of intangible assets which are not currently deductible for income tax purposes and temporary differences of other expenditures.

RESEARCH AND DEVELOPMENT

BigString accounts for research and development costs in accordance with accounting pronouncements, including SFAS No. 2, "Accounting for Research and Development Costs," and SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." BigString has determined that technological feasibility for its software products is reached shortly before the products are released. Research and development costs incurred between the establishment of technological feasibility and product release have not been material and have accordingly been expensed when incurred.

Research and development costs are included within selling, general and administrative expenses, and exclude compensation, amortization and depreciation expenses, which are also included within selling, general and administrative expenses. All research and development in 2006 was performed internally for the benefit of BigString. BigString does not perform such activities for others. BigString had software licensing costs of $21,534 and no outside development costs for the year ended December 31, 2006, as compared to software licensing costs of $11,675 and outside development costs of $36,250, for the year ended December 31, 2005.

These costs have been incurred in conjunction with the development of the e-mail products which BigString now offers. For the period October 8, 2003 (Date of Formation) through December 31, 2006, BigString had research and development costs of $142,190.

EVALUATION OF LONG-LIVED ASSETS

BigString reviews property and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with the guidance provided in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the specified period and after preferred stock dividend requirements. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares and potential common shares outstanding during the specified period and after preferred stock dividend requirements. All potentially dilutive securities, which include outstanding preferred stock, warrants and options, have been excluded from the computation, as their effect is antidilutive.

BUSINESS COMBINATIONS

Business combinations which have been accounted for under the purchase method of accounting include the results of operations of the acquired business from the date of acquisition. Net assets of the company acquired are recorded at their fair value at the date of acquisition.

INTANGIBLES

In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment at least annually.

ACCOUNTING FOR DERIVATIVES

BigString evaluates its options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related interpretations including Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

FAIR VALUE OF FINANCIAL INSTRUMENTS

For financial instruments, including cash investments, accounts payable and accrued expenses, it was assumed that the carry amount approximated fair value because of the short maturities of such instruments.

NEW FINANCIAL ACCOUNTING STANDARDS

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for BigString on January 1, 2008. BigString is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial position, cash flows and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans," an amendment of the FASB Statements Nos. 87, 88, 106 and 132(R). SFAS No. 158 will require employers to recognize their defined benefit plans' overfunded or underfunded status in their balance sheets, require employers to measure plan assets and plan obligations as of the balance sheet date, immediately recognize any remaining transition obligation currently being deferred, and recognize actuarial gains and losses through other comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. BigString adopted SFAS No. 158 during the fourth quarter of 2006. The adoption did not have a material impact on BigString's consolidated financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which enhances existing guidance for measuring assets and liabilities using fair value. This new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. While SFAS No. 157 does not add any new fair value measurements, it does change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. BigString does not believe that the adoption of SFAS No. 157 will have a material impact on its consolidated financial position, cash flows or results of operations.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. BigString adopted SAB No. 108 during the fourth quarter of 2006. The adoption did not have a material impact on BigString's consolidated financial position, cash flows or results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), as an interpretation of the FASB Statement No. 109, "Accounting for Income Taxes." This interpretation provides clarification for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing BigString's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. BigString does not believe that the adoption of FIN 48 will have a material impact on its consolidated financial position, cash flows or results of operations.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

2. GOING CONCERN

For the year ended December 31, 2006, BigString's consolidated financial statements reflect a net loss of $3,114,225, net cash used in operations of $1,590,361, a working capital deficit of $2,986,876, a stockholders' deficit of $6,455,915 and an accumulated deficit of $5,975,915. These matters raise doubt about the ability of BigString to continue as a going concern. BigString's consolidated financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability to continue as a going concern.

The ability of BigString to continue as a going concern is dependent on BigString's ability to further implement its business plan, raise capital and generate additional revenues. BigString cannot assure that it will generate sufficient cash flow from operations or obtain additional financing.

The time required for BigString to become profitable is highly uncertain, and BigString cannot assure that it will achieve or sustain profitability or generate sufficient cash flow from operations to meet planned capital expenditures, planned marketing expenditures and working capital requirements. If required, the ability to obtain additional financing from other sources also depends on many factors beyond BigString's control, including the state of the capital markets and the prospects for BigString's business. The necessary additional financing may not be available to BigString or may be available only on terms that would result in further dilution to the current stockholders of BigString.

3. ACQUISITIONS

On December 11, 2006, BigString completed the acquisition of the website, DailyLOL.com, through an asset purchase agreement. The cash purchase price of $13,000 has been allocated to intangible assets based on estimated fair value. The acquisition includes right, title and interest in domain names, customer and member lists and source code.

A condensed balance sheet of the major assets and liabilities associated with the acquisition of DailyLOL.com as of the date of the acquisition is as follows:

Intangible assets	$13,000
Net assets acquired	$13,000

The results of operations of the assets acquired were not material, and accordingly, pro forma summary results have not been included.

On May 19, 2006, BigString completed the acquisition of certain assets, including two websites, from a principal of Lifeline Industries, Inc. In consideration for the assets, BigString issued 750,000 shares of BigString's common stock. The market value of BigString's common stock on May 19, 2006 was $0.80 per share. BigString has also agreed to register the shares of common stock. In conjunction with this acquisition, BigString acquired an intangible asset for $600,000 based on estimated fair value. The acquisition includes right, title and interest in domain names, customer and member lists and source code.

The results of operations of the assets acquired were not material, and accordingly, pro forma summary results have not been included.

On July 16, 2004, BigString completed the acquisition of Email Emissary. BigString purchased 100% of Email Emissary's stock for 20,000,000 shares of BigString's common stock. BigString acquired Email Emissary to consolidate its marketing and development operations. The purchase price of $4,800,000 was allocated to both tangible and intangible assets and liabilities based on estimated fair values. Approximately $4,803,000 of identifiable intangible assets (patent application, trademark and websites) arose from this transaction. Such intangible assets are being amortized on a straight-line basis over the estimated economic life of five years.

This acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Email Emissary has been included in BigString's consolidated financial statements from July 16, 2004, the date of closing.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December, 31	
	2006	2005
Computer equipment and internal software	$ 253,115	$79,639
Furniture and fixtures	8,600	4,229
	261,715	83,868
Less accumulated depreciation	47,103	9,408
	$ 214,612	$74,460

Depreciation expense for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006, was $38,270, $7,555 and $47,678, respectively.

5. GOODWILL AND OTHER INTANGIBLES

Other intangibles consist of patent and trademark fees, logos and source codes and websites. Amounts assigned to these intangibles have been determined by management. Management considered a number of factors in determining the allocations including an independent formal appraisal. Other intangibles are being amortized over five years. Amortization expense was $1,036,335, $960,000 and $2,436,616 for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006, respectively.

Other intangible assets consist of the following:

	December, 31	
	2006	2005
Patent application, trademark, logos, websites and source codes	$ 5,416,067	$ 4,803,067
Accumulated amortization	(2,436,616)	(1,400,281)
	$ 2,979,451	$ 3,402,786

Should the patent for BigString's Universal Recallable, Erasable and Timed Delivery Email not be issued, BigString will write-off the unamortized amount of the patent intangible amount. Estimated amortization expenses for intangible assets for the next five years, are as follows:

Years Ending December 31,	Estimated Amortization Expense
2007	$ 1,083,213
2008	1,083,213
2009	642,933
2010	122,600
2011	47,492

Patent application and trademark, logos, websites and source codes have weighted-average useful lives remaining of 1.8 and 2.7 years, respectively.

6. INCOME TAXES

At December 31, 2006, BigString has a net operating loss carry-forward of approximately $6 million, which expires in various years through 2027. Deferred income taxes reflect the impact of net operating carry-forwards. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived from BigString's net operating loss carry-forward, BigString has recorded a valuation allowance for the entire amount of the deferred tax asset.

7. COMMON STOCK

On July 18, 2005, BigString amended its Certificate of Incorporation to, among other things, (i) change its name from Recall Mail Corporation to BigString Corporation, and (ii) increase the number of shares BigString is authorized to issue from 50,000,000 shares to 250,000,000 shares, consisting of 249,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. The board of directors has the authority, without action by the stockholders, to designate and issue the shares of preferred stock in one or more series and to designate the rights, preference and privileges of each series, any or all of which may be greater than the rights of BigString's common stock. Currently, there are 400,000 shares of preferred stock outstanding.

In October 2003, the month of BigString's formation, BigString issued 21,210,000 shares of its common stock to principals of BigString at no cost to the founding stockholders.

During 2003, BigString concluded a private placement of securities, pursuant to which it sold 40,000 shares of BigString's common stock at a per share purchase price of $0.25. BigString received $10,000 in gross proceeds as a result of this private placement.

During 2004, BigString concluded a private placement of securities, pursuant to which it sold 870,000 shares of BigString's common stock at a per share purchase price of $0.25. BigString received $217,500 in gross proceeds as a result of this private placement.

During 2004, BigString issued 185,000 shares of common stock valued at $0.21 per share in consideration for consulting services provided by two marketing consultants. BigString recorded consulting expense of $39,251 in connection with the issuance of these shares.

During 2005, BigString issued 50,000 shares of common stock valued at $0.25 per share for business advisory services performed by a member of our Advisory Board. BigString recorded compensation expense of $12,500 in connection with the issuance of these shares.

For the year ended December 31, 2005, BigString concluded several private placements pursuant to which it sold 922,000 shares of its common stock at a per share purchase price of $0.25 and 9,448,125 shares of its common stock at a per share purchase price of $0.16. As a result of these private placements, BigString received $1,742,200 in gross proceeds.

On May 2, 2006, BigString issued 1,250,000 shares of common stock, a fully vested five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $0.48, and a fully vested five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $1.00, in consideration for business consultant services to be provided by Lifeline Industries, Inc. The market value of BigString's common stock at May 2, 2006 was $0.82 per share. BigString also agreed to register the shares of common stock and the shares of common stock underlying the warrants. BigString recorded the transaction in accordance with SFAS No. 123(R). The common stock issued resulted in a deferred consulting expense of $1,025,000 and will be expensed over the life of the agreement, which is 3 years. BigString expensed consulting fees of $227,777 for the year ended December 31, 2006, and the balance of

$797,223 of total unrecognized compensation cost is included within paid-in-capital on BigString's consolidated balance sheet.

On May 19, 2006, BigString completed the acquisition of certain assets, including two websites, from a principal of Lifeline Industries, Inc. In consideration for the assets, BigString issued 750,000 shares of common stock. The market value of BigString's common stock at May 19, 2006 was $0.80 per share. BigString has also agreed to register the shares of common stock. In conjunction with this acquisition, BigString has recorded an intangible asset for $600,000.

Additionally, in May 2006, BigString redeemed 2,000,000 shares of its common stock from each of Charles A. Handshy, Jr. and David L. Daniels, former directors of BigString, and 2,000,000 shares of its common stock from each of their spouses, June E. Handshy and Deborah K. Daniels, at a purchase price of $0.05 per share. As a result of these redemptions, BigString redeemed and retired a total of 8,000,000 shares of its outstanding common stock for an aggregate purchase price of $400,000.

8. PREFERRED STOCK

On May 19 2006, BigString issued a total of 400,000 shares of Series A Preferred Stock, par value $0.0001 per share, and warrants to purchase 1,000,000 shares of common stock to Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading, L.L.C., for an aggregate purchase price of $2,000,000. The shares of Series A Preferred Stock are convertible under certain circumstances into shares of common stock. The warrants are convertible into shares of common stock at an exercise price per share of $1.25 (market price $0.80 per share). BigString has registered the shares of common stock issuable upon conversion of the shares of Series A Preferred Stock and the shares of common stock underlying the warrants. In conjunction with this transaction, BigString incurred a fee of $140,000, which is included in additional paid in capital.

BigString accounted for the convertible preferred stock under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related interpretations including EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Included to, and Potentially Settled in, a Company's Own Stock." BigString performed calculations allocating the proceeds of the Series A Preferred Stock with detachable warrants to each respective security at their fair values. The value of the warrants of $400,000 was recorded as a reduction of the convertible preferred stock and credited to additional paid-in-capital. The recorded discount of $480,000 resulting from allocation of proceeds to the beneficial conversion feature is analogous to a dividend and is recognized as a return to the preferred stockholders at the date of issuance of the convertible preferred stock.

9. SHARE-BASED COMPENSATION

On January 1, 2006, BigString adopted SFAS No. 123(R), "Share-Based Payment," requiring the recognition of compensation expense in the consolidated statements of operations related to the fair value of its employee and non-employee share-based options and warrants. SFAS No. 123(R) revises SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) is supplemented by SAB No. 107, "Share-Based Payment." SAB No. 107 expresses the SEC staff's views regarding the interaction between SFAS No. 123(R) and certain SEC results and regulations including the valuation of share-based payment arrangements.

Compensation for Services:

During 2004, BigString issued warrants as payment for advisory services. The warrants provided for the purchase of 60,000 shares of BigString's common stock at an exercise price of $0.25. Prior to the January 1, 2007 expiration date, certain of these warrants were exercised in 2005, which resulted in 45,000 shares of common stock being issued to the holders thereof. As a result of these exercises, BigString received $11,250 in gross proceeds. The remainder of these warrants was exercised in 2006, which resulted in 15,000 shares of common stock being issued to the holder thereof. As a result of this exercise, BigString recorded a subscription receivable of $3,750. In connection with the issuance of these warrants, BigString recorded an expense of $3,500 which is included in the consolidated statement of operations for the year ended December 31, 2004. The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0%; expected volatility of 47%; risk free rate of return of 5%; and expected life of 2 years. The weighted average fair value of these warrants was $0.07 per share.

On January 1, 2005, BigString granted warrants to two consultants, as payment for advisory services. Each warrant provides for the purchase of 50,000 shares of BigString's common stock at an exercise price of $0.25 per share. Certain of these warrants were exercised in 2006, which resulted in 50,000 shares of common stock being issued to the holders thereof. As a result of these exercises, BigString recorded a subscription receivable of $12,500. In addition, a warrant providing for the purchase of 50,000 shares of common stock expired on January 1, 2007. In connection with the issuance of these warrants, BigString recorded an expense of $7,400 which is included in BigString's consolidated statements of operations for the year ended December 31, 2005. The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0%; expected volatility of 47%; risk free rated return of 5%; and expected life of 2 years. The weighted average fair value of these warrants was $0.07 per share.

On September 23, 2005, BigString granted warrants to a consultant, as payment for advisory services. One warrant provides for the purchase of 1,246,707 shares of common stock with a per share exercise price of $0.16, and the second warrant provides for the purchase of 1,196,838 shares of common stock with a per share exercise price of $0.20. Each of these warrants is due to expire on September 23, 2010 and the grants are non-forfeitable. Certain of these warrants were partially exercised in 2006, which resulted in 100,000 shares of common stock being issued to the holder thereof. As a result of these partial exercises, BigString received $18,000 in gross proceeds. In connection with the issuance of these warrants, BigString recorded an expense of $171,800 which is included in BigString's consolidated statements of operations for the year ended December 31, 2005. The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0%; expected volatility of 47%; risk free rate of return of 5%; and expected life of 2 years. The weighted average fair value of these warrants was $0.07 per share.

As discussed in Note 7, on May 2, 2006, BigString issued warrants to purchase shares of common stock in consideration for business consultant services to be provided by Lifeline Industries, Inc. A total of $135,300 of the deferred compensation in connection with the warrants will be expensed over a period of 36 months. For the year ended December 31, 2006, BigString expensed $30,065 in connection with these services. The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0%; expected volatility of 47%; risk free rate of return of 5.0%; and expected life of 2 years. The weighted average fair value of these warrants was $0.42 and $0.18 per share, respectively.

On December 1, 2006, BigString granted warrants to two consultants, as payment for advisory services. Each warrant provides for the purchase of 50,000 shares of BigString's common stock at an exercise price of $0.50 per share. Each of these warrants is due to expire on December 1, 2011. In connection with the issuance of these warrants, BigString recorded an expense of $6,530 which is included in BigString's consolidated statements of operations for the year ended December 31, 2006. The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0%; expected volatility of 47%; risk free rate of return of 4.5%; and expected life of 2.6 years. The weighted average fair value of these warrants was $0.08 per share.

Information regarding the warrants outstanding, all of which are exercisable, for 2006 and 2005 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Warrants outstanding at December 31, 2004	15,000	$0.25		
Warrants granted	2,543,545	$0.18		
Warrants exercised	--	$ --		
Warrants cancelled/forfeited/expired	--	$ --		
Warrants outstanding at December 31, 2005	2,558,545	$0.18	4.6	$ 0
Warrants granted	1,550,000	$ 1.05		
Warrants exercised	(165,000)	$ 0.21		
Warrants cancelled/forfeited/expired	--	$ --		
Warrants outstanding at December 31, 2006	3,943,545	$0.52	5.2	$ 1,501,939
Warrants exercisable at December 31, 2005	2,558,545	$0.18	4.6	$ 0
Warrants exercisable at December 31, 2006	3,943,545	$0.52	5.2	$ 1,501,939

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of BigString's common stock on December 31, 2006 and the exercise price for in-the-money warrants) that would have been received by the warrant holders if all in-the-money warrants had been exercised on December 31, 2006. BigString common stock was not publicly traded in 2005 and the aggregate intrinsic value for the year ending December 31, 2005 was $0. The total intrinsic value of warrants exercised in the year ended December 31, 2006 was $92,800. Cash received and subscription receivables from warrant exercises for the year ended December 31, 2006 were $18,000 and $16,250, respectively.

The weighted average grant date fair value of warrants granted in the years ended December 31, 2006 and 2005 was $0.17 and $0.07, respectively.

Equity Incentive Plan and Stock Options Issued to Consultant:

At the 2006 Annual Meeting of Stockholders, the BigString Corporation 2006 Equity Incentive Plan (the "Equity Incentive Plan") was approved by a majority of BigString's stockholders. Under the Equity Incentive Plan, incentive and nonqualified stock options or rights to purchase common stock may be granted to eligible participants. Options are generally priced to be at least 100% of the fair market value of BigString's common stock at the date of the grant. Options are generally granted for a term of five or ten years. Options granted under the Equity Incentive Plan generally vest between one and five years.

On July 11, 2006, BigString approved the grant of a non-qualified stock option to purchase 575,100 shares of common stock to Kieran Vogel in connection with his participation in OurPrisoner, the interactive Internet television program available through the entertainment portal being operated by BigString's wholly-owned subsidiary, BigString Interactive. As of December 16, 2006, Mr. Vogel completed his obligation in connection with his participation in the OurPrisoner program and subsequently entered into a contractual relationship with BigString. The non-qualified stock option has a term of five years from July 11, 2006 and an exercise price of $0.32 per share. For the year ended December 31, 2006, BigString recorded a consulting expense of $47,775 in accordance with the provisions of that contract.

On July 11, 2006, BigString granted incentive stock options to purchase 2,620,000 shares of common stock under its Equity Incentive Plan to certain of BigString's employees. Incentive stock options to purchase 1,450,000 shares of common stock were granted at an exercise price of $0.32 per underlying share with 25% vesting every three months for one year, and incentive stock options to purchase 1,170,000 shares of common stock were granted at an exercise price of $0.50 per underlying share with vesting over periods of three and four years. In addition, non-qualified stock options to purchase 600,000 shares of common stock were granted to two non-employee directors at an exercise price of $0.50 per underlying share with vesting over a period of three years.

On September 18, 2006, BigString granted an incentive stock option to purchase 1,800,000 shares of common stock under its Equity Incentive Plan to BigString's newly appointed Executive Vice President, Chief Financial Officer and Treasurer. When vested, 400,000 shares of common stock will be eligible for purchase at the per share price equal to $0.24; 600,000 shares of common stock will be eligible for purchase at $0.50 per share; 400,000 shares of common stock will be eligible for purchase at $.90 per share; and 400,000 shares of common stock will be eligible for purchase at $1.25 per share. The incentive stock option vests quarterly over a three year period, and the shares of common stock subject to the incentive stock option will vest in order of exercise price, with the shares with the lower exercise price vesting first.

For the year ended December 31, 2006, BigString recorded consulting expense of $47,775 and stock-based compensation expense of $38,698. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense was recorded net of estimated forfeitures.

Information regarding the stock options outstanding during the year ended December 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2005	--	$ --		
Options granted	5,595,100	$0.50		
Options exercised	--	$ --		
Options cancelled/forfeited/expired	--	$ --		
Options outstanding at December 31, 2006	5,595,100	$0.50	7.8	$1,763,195
Options exercisable at December 31, 2006	1,087,600	$0.31	5.2	$ 501,420

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the aggregate difference between the closing stock price of BigString's common stock on December 31, 2006 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2006. The total intrinsic value of options exercised in the year ended December 31, 2006 was $0.

The weighted average grant date fair value of options granted in the year ended December 31, 2006 was $0.06.

Cash received from option exercises and purchases of shares under the Equity Incentive Plan for the year ended December 31, 2006 was $0. The total tax benefit attributable to options exercised in the year ended December 31, 2006 was $0.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R) and SAB No. 107. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. We have limited relevant historical information to support the expected exercise behavior because our stock has been publicly traded only since May 1, 2006. The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted in the periods presented:

	Years ended December 31, 2006	Years ended December 31, 2005	Period October 8, 2003 (Date of Formation) Through December 31, 2006
Risk-free interest rate	5.03%	--	5.03%
Expected volatility	39%	--	39%
Expected life (in years)	2.6	--	2.6
Dividend yield	--	--	--

The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of the grant.

BigString estimates the volatility of its common stock at the date of the grant based on historical volatility, expected volatility and publicly traded peer companies.

The expected life of stock options granted under the Equity Incentive Plan is based on management judgment, publicly traded peer companies and the simplified method as prescribed in SAB No. 107.

BigString has no history or expectations of paying cash dividends on its common stock.

10. COMMITMENTS AND CONTINGENCIES

Leases:

BigString leases its facilities which require BigString to pay certain executory costs (such as insurance and maintenance).

Future minimum lease payments for operating leases are approximately as follows:

Years Ending December 31	Minimum Lease Payments
2007	30,900
	$ 30,900

Rental expense was approximately $73,535, $20,400 and $112,386 for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006, respectively.

Consulting Agreements:

On January 27, 2004, BigString entered into an agreement with Greene Inc. to provide public relations services. BigString incurred consulting expenses totaling $91,355 for the year ending December 31, 2006 and $103,504 for the period October 8, 2003 (Date of Formation) through December 31, 2006. In consideration for services performed, BigString also issued to Howard Greene 140,000 shares of common stock in April, 2005.

On September 23, 2005, BigString signed a one-year business consultant services agreement with a related party. Upon signing this agreement, BigString paid a $25,000 non-refundable retainer fee to be applied toward monthly invoices. As of December 31, 2006, the $25,000 amount was fully applied.

On May 2, 2006, BigString signed a three-year business consultant services agreement with Lifeline Industries, Inc. In consideration for the services to be performed under the agreement, BigString issued to Lifeline Industries, Inc. (i) 1,250,000 shares of common stock, (ii) a fully vested, five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $0.48, and (iii) a fully vested, five year warrant to purchase 225,000 shares of common stock at a per share purchase price of $1.00. BigString incurred consulting expenses totaling $257,842 for the year ended December 31, 2006 and the period October 8, 2003 (Date of Formation) through December 31, 2006. These expenses are included in selling, general and administrative expenses in the consolidated statements of operations.

On July 11, 2006 BigString issued a consultant agreement with Kieran Vogel in connection with his participation in the OurPrisoner program. Mr. Vogel subsequently entered into a contractual relationship with BigString. In consideration for the services to be performed under the agreement, BigString granted a non-qualified stock option as payment for services. BigString incurred consulting expenses totaling $47,775 for the year ending December 31, 2006 and the period October 8, 2003 (Date of Formation) through December 31, 2006.

On December 19, 2006 BigString announced the formation of an Advisory Board to advise the company on operational matters. On December 1, 2006, BigString granted warrants to two members of the Advisory Board in consideration for advisory services. BigString incurred consulting expenses totaling $6,530 for the year ending December 31, 2006 and the period October 8, 2003 (Date of Formation) through December 31, 2006.

Marketing Affiliate Commitments:

In connection with contracts to provide email services to marketing affiliates, BigString may be obligated to make payments, which may represent a portion of net advertising revenues, to its marketing affiliates. As of December 31, 2006, these commitments were not material.

Other Commitments:

In the ordinary course of business, BigString may provide indemnifications to customers, vendors, lessors, marketing affiliates, directors, officers and other parties with respect to certain matters. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and unique circumstances involved in each agreement. Historically, BigString has not incurred material costs as a result of obligation under these agreements and has not accrued any liabilities related to such agreements.

As of December 31, 2006, BigString did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. BigString is not exposed to financing, liquidity, market or credit risks that could arise under such relationships.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
3.1.1	Certificate of Incorporation of BigString, placed into effect on October 8, 2003, incorporated by reference to Exhibit 3.1.1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
3.1.2	Certificate of Amendment to the Certificate of Incorporation of BigString, placed into effect on July 19, 2005, incorporated by reference to Exhibit 3.1.2 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
3.1.3	Certificate of Designations of Series A Preferred Stock, par value $0.0001 per share, of BigString, incorporated by reference to Exhibit 3.1.3 to the Current Report on Form 8-K filed with the SEC on May 22, 2006.
3.2	Amended and Restated By-laws of BigString, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
4.1	Specimen certificate representing BigString's common stock, par value $.0001 per share, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
10.1	Registration Rights Agreement, dated August 10, 2005, between BigString and AJW New Millennium Offshore, Ltd., incorporated by reference to Exhibit 10.1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
10.2	Registration Rights Agreement, dated August 10, 2005, between BigString and AJW Partners, LLC, incorporated by reference to Exhibit 10.2 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
10.3	Registration Rights Agreement, dated August 10, 2005, between BigString and AJW Qualified Partners, LLC, incorporated by reference to Exhibit 10.3 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.
10.4	Registration Rights Agreement, dated June 17, 2005, between BigString and David Matthew Arledge, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.5 Registration Rights Agreement, dated June 17, 2005, between BigString and David A. Arledge, incorporated by reference to Exhibit 10.5 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.6 Registration Rights Agreement, dated July 31, 2005, between BigString and Jeffrey M. Barber and Jo Ann Barber, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.7 Registration Rights Agreement, dated June 17, 2005, between BigString and Nicholas Codispoti, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.8 Registration Rights Agreement, dated June 17, 2005, between BigString and Nicholas Codispoti, IRA Account, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.9 Registration Rights Agreement, dated June 17, 2005, between BigString and Nicholas Codispoti, President, Codispoti Foundation, incorporated by reference to Exhibit 10.9 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.10 Registration Rights Agreement, dated June 17, 2005, between BigString and Jon M. Conahan, incorporated by reference to Exhibit 10.10 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.11 Registration Rights Agreement, dated July 31, 2005, between BigString and Michael Dewhurst, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.12 Registration Rights Agreement, dated June 17, 2005, between BigString and Theodore Fadool, Jr., incorporated by reference to Exhibit 10.12 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005

10.13 Registration Rights Agreement, dated June 17, 2005, between BigString and Charles S. Guerrieri, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.14 Registration Rights Agreement, dated August 9, 2005, between BigString and James R. Kauffman and Barbara Kauffman, incorporated by reference to Exhibit 10.14 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.15 Registration Rights Agreement, dated July 31, 2005, between BigString and Joel Marcus, incorporated by reference to Exhibit 10.15 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.16 Registration Rights Agreement, dated August 10, 2005, between BigString and New Millennium Capital Partners II, LLC, incorporated by reference to Exhibit 10.16 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.17 Registration Rights Agreement, dated July 31, 2005, between BigString and Richard and Georgia Petrone, incorporated by reference to Exhibit 10.17 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.18 Registration Rights Agreement, dated July 31, 2005, between BigString and David and Kim Prado, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.19 Registration Rights Agreement, dated August 4, 2005, between BigString and Marc Sandusky, incorporated by reference to Exhibit 10.19 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.20 Registration Rights Agreement, dated August 6, 2005, between BigString and Shefts Family LP, incorporated by reference to Exhibit 10.20 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.21 Registration Rights Agreement, dated June 17, 2005, between BigString and Thomas Shields, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.23 Indenture of Lease between BigString, as Tenant, and INTERNETworks, as Landlord, dated June 15, 2005, for the premises located at 113 W. Dawes, Suite 111, Bixby, Oklahoma 74008, incorporated by reference to Exhibit 10.23 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on August 29, 2005.

10.24 Agreement, dated December 1, 2005, by and among BigString and the following selling stockholders: AJW New Millennium Offshore, Ltd., AJW Qualified Partners, LLC, AJW Partners, LLC, David M. Adredge, David A. Arledge, Susan Baran, Jeffrey M. Barber and JoAnn Barber, Nicholas Codispoti, Nicholas Codispoti, IRA, Codispoti Foundation, Jon M. Conahan, Dean G. Corsones, Michael Dewhurst, Marc Dutton, Theodore Fadool, Jr., Howard Greene, Harvey M. Goldfarb, Charles S. Guerrieri, Brenda L. Herd and Glenn A. Herd, Herd Family Partnership, Ronald C. Herd and Michele Herd, Steven Hoffman, James R. Kaufman and Barbara Kaufman, Jeffrey Kay and Lisa Kay, Gerald Kotkin, Paul A. Levis PSP, Joel Marcus, Barbara A. Musco and Barrie E. Bazar, Craig Myman, New Millennium Capital Partners II, LLC, Alfred Pantaleone, Sara R. Pasquarello, Richard P. Petrone and George Petrone, David Prado and Kim Prado, Lee Rosenberg, Todd M. Ross, Marc Sandusky, Adam Schaffer, H. Joseph Sgroi, Shefts Family LP, Thomas Shields, Mark Yuko, Bradley Zelenitz and Shefts Associates, Inc., incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-KSB filed with the SEC on March 31, 2006.

10.25 Stock Purchase Agreement, dated July 16, 2004, between BigString and Darin M. Myman, incorporated by reference to Exhibit 10.25 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.26 Stock Purchase Agreement, dated July 16, 2004, between BigString and David L. Daniels, incorporated by reference to Exhibit 10.26 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.27 Stock Purchase Agreement, dated July 16, 2004, between BigString and Deborah K. Daniels, incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.28 Stock Purchase Agreement, dated July 16, 2004, between BigString and Charles A. Handshy, Jr., incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.29 Stock Purchase Agreement, dated July 16, 2004, between BigString and June E. Handshy, incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.30 Business Consultant Services Agreement by and between BigString and Shefts Association, Inc., incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on October 21, 2005.

10.31 Lease between BigString, as Tenant, and Walter Zimmerer & Son, as Landlord, dated November 1, 2005, for the premises located at 3 Harding Road, Suite F, Red Bank, New Jersey 07701, incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Registration Statement on Form SB-2 (Registration No. 333-127923) filed with the SEC on December 8, 2005.

10.31.1 Lease between BigString, as Tenant, and Walter Zimmerer & Son, as Landlord, dated May 26, 2006, for the premises located at 3 Harding Road, Suite E, Red Bank, New Jersey 07701, incorporated by reference to Exhibit 10.31.1 to the Registration Statement on Form SB-2 (Registration No. 333-135837) filed with the SEC on July 18, 2006.

10.32 Business Consultant Services Agreement, dated May 2, 2006, by and between BigString and Lifeline Industries, Inc., incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K filed with the SEC on May 4, 2006.

10.33 Securities Purchase Agreement, dated as of May 19, 2006, by and among BigString and Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading, L.L.C., including Schedule 1 – Schedule of Purchasers, and Exhibit C – Form of Warrant. Upon the request of the SEC, BigString agrees to furnish copies of each of the following schedules and exhibits: Schedule 2-3.2(d) – Warrants; Schedule 2-3.3 – Registration Rights; Schedule 2-3.7 – Financial Statements; Schedule 2-3.10 – Broker's or Finder's Fees; Schedule 2-3.11 – Litigation; Schedule 2-3.16 – Intellectual Property Claims Against the Company; Schedule 2-3.17 – Subsidiaries; Schedule 2-3.19(a) – Employee Benefit Plans; Schedule 2-3.22 – Material Changes; Exhibit A – Form of Certificate of Designations of the Series A Preferred Stock; Exhibit B – Form of Registration Rights Agreement; Exhibit D – Form of Giordano, Halleran & Ciesla, P.C. Legal Opinion, incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K filed with the SEC on May 22, 2006.

10.34 Registration Rights Agreement, dated as of May 19, 2006, by and among BigString and Witches Rock Portfolio Ltd., The Tudor BVI Global Portfolio Ltd. and Tudor Proprietary Trading, L.L.C., incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on May 22, 2006.

10.35 Asset Purchase Agreement, dated as of May 19, 2006, by and between BigString and Robb Knie. Upon the request of the SEC, BigString agrees to furnish a copy of Exhibit A – Form of Registration Rights Agreement, and Exhibit B – Investor Suitability Questionnaire, incorporated by reference to Exhibit 10.35 to the Current Report on Form 8-K filed with the SEC on May 22, 2006.

10.36	Registration Rights Agreement, dated as of May 19, 2006, by and between BigString and Robb Knie, incorporated by reference to Exhibit 10.36 to the Current Report on Form 8-K filed with the SEC on May 22, 2006.
10.37	Stock Redemption Agreement, dated May 31, 2006, by and between BigString and David L. Daniels, incorporated by reference to Exhibit 10.37 to the Registration Statement on Form SB-2 (Registration No. 333-135837) filed with the SEC on July 18, 2006.
10.38	Stock Redemption Agreement, dated May 31, 2006, by and between BigString and Deborah K. Daniels, incorporated by reference to Exhibit 10.38 to the Registration Statement on Form SB-2 (Registration No. 333-135837) filed with the SEC on July 18, 2006.
10.39	Stock Redemption Agreement, dated May 31, 2006, by and between BigString and Charles A. Handshy, Jr., incorporated by reference to Exhibit 10.39 to the Registration Statement on Form SB-2 (Registration No. 333-135837) filed with the SEC on July 18, 2006.
10.40	Stock Redemption Agreement, dated May 31, 2006, by and between BigString and June E. Handshy, incorporated by reference to Exhibit 10.40 to the Registration Statement on Form SB-2 (Registration No. 333-135837) filed with the SEC on July 18, 2006.
10.41	Letter Agreement, dated September 18, 2006, between BigString and Robert DeMeulemeester, incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K filed with the SEC on September 21, 2006.
10.42	BigString Corporation 2006 Equity Incentive Plan.
10.42.1	Form of Incentive Option Agreement (Employees).
10.42.2	Form of Director Option Agreement (Non-employee Directors).
14.1	Code of Ethics of BigString, incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-KSB filed with the SEC on March 31, 2006.
21.1	Subsidiaries of BigString.
23.1	Consent of Wiener, Goodman and Company, P.C., independent registered public accountants, as to the report relating to the consolidated financial statements of BigString.
24.1	Powers of Attorney of officers and directors of BigString (included in the signature page to this report).
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

EXHIBIT 21.1

SUBSIDIARIES OF BIGSTRING

Name of Subsidiary	State of Incorporation
Email Emissary, Inc.	Oklahoma
BigString Interactive, Inc.	New Jersey

[LETTERHEAD OF WIENER, GOODMAN & COMPANY, P.C.]

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of BigString Corporation

We hereby consent to the incorporation by reference in Registration Statement No. 333-127923 on Form SB-2, as amended and supplemented, Registration Statement No. 333-135837 on Form SB-2, as amended and supplemented, and the Registration Statement No. 333-135180 on Form S-8 of BigString Corporation of our report dated March 29, 2007 relating to the consolidated balance sheets of BigString Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2005, and for the period October 8, 2003 (Date of Formation) through December 31, 2006, which report appears in the Annual Report on Form 10-KSB of BigString Corporation for the year ended December 31, 2006.

/s/ Wiener, Goodman & Company, P.C.

Wiener, Goodman & Company, P.C.
Certified Public Accountants

March 29, 2007

EXHIBIT 31.1

CERTIFICATION

I, Darin M. Myman, certify that:

1. I have reviewed this annual report on Form 10-KSB of BigString Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2007

/s/ Darin M. Myman
Darin M. Myman
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Robert DeMeulemeester, certify that:

1. I have reviewed this annual report on Form 10-KSB of BigString Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2007

/s/ Robert DeMeulemeester
Robert DeMeulemeester
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of BigString Corporation (the "Company") on Form 10-KSB for the year ended December 31, 2006 (the "Report"), I, Darin M. Myman, President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 29, 2007

/s/ Darin M. Myman
Darin M. Myman
President and Chief Executive Officer

EXHIBIT 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of BigString Corporation (the "Company") on Form 10-KSB for the year ended December 31, 2006 (the "Report"), I, Robert DeMeulemeester, Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 29, 2007

/s/ Robert DeMeulemeester
Robert DeMeulemeester
Chief Financial Officer

CORPORATE INFORMATION

Board of Directors:

Darin M. Myman
President and Chief Executive Officer of BigString Corporation

Adam M. Kotkin
Chief Operating Officer and Secretary of BigString Corporation

Todd M. Ross
President and Chief Executive Officer of TM Ross Insurance Brokerage, LLC

Marc W. Dutton
President – FJA-US Inc.

Lee Rosenberg
Financial Planner – ARS Financial Services, Inc.

Corporate Officers:

Darin M. Myman
President and Chief Executive Officer of BigString Corporation

Adam M. Kotkin
Chief Operating Officer and Secretary of BigString Corporation

Robert S. DeMeulemeester
Executive Vice President, Chief Financial Officer and Treasurer of BigString Corporation

Common Stock:

BigString Corporation's Common Stock, par value $.0001 per share, is quoted on the NASDAQ Over-the-Counter Bulletin Board under the trading symbol "BSGC.OB."

Corporate Office:

BigString Corporation
3 Harding Road, Suite F
Red Bank, New Jersey 07701
(732) 741-2840

Website:

www.BigString.com

Form 10-KSB:

A copy of BigString Corporation's Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, is included with this Annual Report to Stockholders.

Annual Meeting of Stockholders:

The Annual Meeting of Stockholders will be held on Wednesday, May 30, 2007 at 10 a.m., local time, at the offices of Giordano, Halleran & Ciesla, P.C.

Legal Counsel:

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
Red Bank, New Jersey 07701
(732) 741-3900
www.ghclaw.com

Registrar and Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 497-2300
www.rtco.com

Independent Registered Public Accounting Firm:

Wiener, Goodman & Company, P.C.
Ten Industrial Way East, Suite #2
Eatontown, New Jersey 07724
(732) 544-8111

Additional Information:

Additional information about BigString Corporation may be obtained upon written request to BigString Corporation's Secretary at 3 Harding Road, Suite F, Red Bank, New Jersey 07701.

END